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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67759

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alphasource Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

35 Walker Avenue
(No. and Street)

East Quogue	NY	11942
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Noelle-Claire LeCann	(212) 308-4500	noelle@alphasourceadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Noelle-Claire LeCann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alphasource Capital Securities LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: ______________________

03/02/2023

Notary Public

NOTARY PUBLIC, STATE OF NEW YORK
YI LUO
Registration No. 01LU6365477
Qualified in Nassau County
Commission Expires October 10, 2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alphasource Capital Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2022

Contents

AlphaSource Capital Securities, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Alphasource Capital Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Alphasource Capital Securities, LLC (the "Company") as of December 31, 2022, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 2, 2023

We have served as the Alphasource Capital Securities, LLC's auditor since 2019.

Alphasource Capital Securities, LLC

Financial Statements

For the year ended December 31, 2022

Alphasource Capital Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2022

ASSETS	
Current Assets	
Checking/Savings	
Chase Checking- 0761	133,994.58
Chase Savings-3501	3,455.10
Total Checking/Savings	137,449.68
Other Current Assets	
Interactive Brokers	50.49
Prepaid Expenses	
FINRA CRD	720.26
Total Prepaid Expenses	720.26
Total Other Current Assets	770.75
Total Current Assets	138,220.43
Other Assets	
BARU	
Mark to Mark - BARU	-2,759.02
BARU - Other	3,037.89
Total BARU	278.87
Illiquid Assets	271.29
Total Other Assets	550.16
TOTAL ASSETS	**138,770.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-55.00
Total Accounts Payable	-55.00
Credit Cards	
Credit Card	1,647.62
Total Credit Cards	1,647.62
Other Current Liabilities	
Accrued Expense	
FINRA CRD	6,455.62
Payroll	29,471.40
SIPC	413.32
Total Accrued Expense	36,340.34
Total Other Current Liabilities	36,340.34
Total Current Liabilities	37,932.96
Total Liabilities	37,932.96
Equity	
Opening Balance Equity	27,521.50
Partner Contributions	45,500.00
Partner Distributions	-453,500.00
Retained Earnings	350,501.26
Net Income	130,814.87
Total Equity	100,837.63
TOTAL LIABILITIES & EQUITY	**138,770.59**

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Comprehensive Income
For the year ended December 31, 2022

Ordinary Income/Expense	
Income	
Marketing/Retainer Fee Income	4,796,153.29
Total Income	4,796,153.29
Gross Profit	4,796,153.29
Expense	
Bank Charges	190.00
charitable donations	50.00
Legal & Professional Fees	8,131.00
Office Expenses	57.80
Payroll Expenses	161,310.00
Phone & communications	4,441.26
Regulatory Fees	19,128.22
Rent or Lease	48,600.00
Retainer Fees	211,301.94
Service -Marketing Fee	4,199,973.64
Shipping and delivery expense	83.97
technology	10,355.16
Travel	0.00
Total Expense	4,663,622.99
Net Ordinary Income	132,530.30
Other Income/Expense	
Other Income	
Currency Gain/Loss	-3.38
Other Ordinary Income	
Interest Earned	0.72
Total Other Ordinary Income	0.72
Unrealized Gain/Loss-Securities	-1,712.77
Total Other Income	-1,715.43
Net Other Income	-1,715.43
Comprehensive Net Income	130,814.87

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2022

OPERATING ACTIVITIES	
Net Income	132,530.30
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable (A/R)	649.00
Interest earned	0.72
Prepaid Expenses:FINRA CRD	330.00
Accounts Payable (A/P)	-55.00
Credit Card	-317.83
Accrued Expense:FINRA CRD	4,798.81
Accrued Expense:Payroll	9,427.72
Accrued Expense:SIPC	-1,383.20
Net cash provided by Operating Activities	145,980.52
INVESTING ACTIVITIES	0.00
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Partner Contributions	10,000.00
Partner Distributions	-55,000.00
Net cash provided by Financing Activities	-45,000.00
Net cash increase for period	100,980.52
Cash at beginning of period	36,469.16
Cash at end of period	137,449.68

The accompanying notes are an integral part of these financial statements.

Alphasource Capital Securities, LLC
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2022

Beginning Balance		**15,022.76**
	Partner Contributions	10,000.00
	Partner Distributions	-55,000.00
	Comprehensive Income	130,814.87
Ending Balance		**100,837.63**

The accompanying notes are an integral part of these financial statements.

AlphaSource Capital Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2022

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by AlphaSource Capital Securities LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization
The Company was incorporated in the State of New York effective April 18, 2007. The Company has adopted a calendar end of December 31.

Description of Business
The Company, located in New York, NY, is registered with the Securities Exchange Commission as a broker-dealer and is a member of the Financial Institution Regulatory Authority (FINRA). The Company operates without exemption to 17 CFR § 240.15c3-3 pursuant to Footnote 74 of SEC Release No. 34-70073 because it does not accept or hold customer funds or securities and its business operations are limited to selling best efforts underwritings.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all material receivables, payables, and other liabilities.

Cash and Equivalents
The Company considers as cash all sort-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are rendered to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Private Placement Retainer Revenue
Revenue from contracts with customers includes retainer and marketing fees for private placements. Retainer fees are recognized and measured in accordance with contract terms ("Customer Agreement") and are non-refundable. Fees are recorded on the specified date(s) in the contract reflecting the performance of a "best efforts" commitment by the Company.

Private Placement Success Fee Revenue

The Company is entitled to placement fees associated with the success of its Private Placement work. The Company enters into contracts ("Customer Agreement") with its customers that define the scope of work. The associated fee revenue is generally earned and recognized when capital is irrevocably committed by investors. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company's revenue is derived from the sale of privately placed securities pursuant to terms outlined in the agreement from which remuneration is earned. Remuneration includes marketing fees, but might also include reimbursable fees and retainer fees. Remuneration is recorded only after all obligations have been met and there is no condition in which the Company must return all or any portion of the recorded renumeration. Remuneration is typically recorded at the close of a transaction.

Income taxes

Effective July 16, 2007, the Company elected "S" Corporation status for federal income tax purposes. Accordingly, no federal income taxes are required to be recorded in the accompanying financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financials at amounts that are approximate to fair value. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risks.

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities based upon prices provided by the clearing firm as of the close of the last trading day in the year multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as December 31, 2022. There has been no significant or any changes in methodology for estimating fair value of the Company's financial instruments since inception.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The

hierarchy gives the highest priority to unadjusted quotes in active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Based on the review performed, management believes that the valuations used in its financial statements are reasonable and appropriately classified in the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
USD value of CAD	$ 50	$ -	$ -	$ 50
Marketable Securities	$ 279	$ -	$ -	$ 279
Non-Marketable Securities	$ -	$ -	$ 271	$ 271
Total	$ 329	$	$ 271	$ 600

CAD – Canadian Dollars measured in USD of $50 at Interactive Brokers.

Marketable Securities include stocks with a fair market value of $279. The original value of $3037.89 and the unrealized loss of $2759.02 is recorded on the 2022 Statement of Financial Condition and the current year unrealized loss of $1712.77 is reflected on the statement of Other Comprehensive Income and Statement of Changes in Ownership Equity.

Non-Marketable Securities include illiquid non-marketable securities, which were recorded at cost and have not been adjusted.

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist because all revenue is derived from selling best efforts underwriting.

Comprehensive Income

In 1997, the Statement of Financial Accounting Standards (FAS) issued FAS 130, Reporting Comprehensive, which establishes requirements for disclosure of comprehensive income that include certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. In 2016, FASB issued ASU 2016-01, which removed equity securities from being classified as trading or available for sale, the consequence thereof

was to remove unrealized gain or loss on equity securities for trading and available-for-sale from comprehensive income and reclassify into net income.

NOTE B- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to 17 CFR § 240.15c3-3 pursuant to Footnote 74 of SEC Release No. 34-70073.

NOTE C -NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE D - SIPC RECONCILIATION

SEA Rule l7a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from-membership forms. A broker-dealer is deemed a member of SIPC unless it files a Form -3 Exclusion from Membership Form. In circumstances where the broker-dealer is a member of SIPC and reports $500,000 or more in gross revenues, they are required to file an Agreed-Upon Procedures Supplemental Report with SIPC, which can be filed separately or included herewith.

NOTE E - COMMITMENTS AND CONTINGENCIES
AlphaSource Capital Securities does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against thefirm at a future date.

NOTE F –RENT
The Company has 2 office space rental agreements. Under the terms of these agreements, the Company pays $3,500 and $550 monthly.

NOTE G -RELATED PARTY TRANSACT10N
The Company had no related party transactions.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 2, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determinedthat there were no events which took place that would have a material impact on its financial statements.

Alphasource Capital Securities, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Alphasource Capital Securities, LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Computation of Net Capital

Total Stockholder's Equity	$	100,837
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	991
Haircuts on Securities Positions		
Securities Haircuts	$	42
Undue Concentration Charges	$	-
Net Allowable Capital	$	99,804

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	2,530
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	94,804

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	37,933
Percentage of Aggregate Indebtedness to Net Capital		38.01%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$	101,766
Adjustments		
Increase (Decrease) in Equity	$	(1,962)
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	(0)
(Increase) Decrease in Securities Haircuts	$	0
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	99,804
Reconciled Difference	$	-

Alphasource Capital Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $94,804 which was $94,804 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 38.01%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to Footnote 74 of SEC Release 34-70073.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation- Agreed Upon Procedures

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues of more than $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Alphasource Capital Securities, LLC

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

No Exemption: Footnote 74 of SEC Release No. 34-70073

Noelle-Claire LeCann
Alphasource Capital Securities, LLC
35 Walker Avenue
East Quogue, NY 11942

Dear Noelle-Claire LeCann:

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which Alphasource Capital Securities, LLC has indicated that it is not operating under an exemption pursuant to 17 § 15c3-3(k), but rather operates pursuant to Footnote 74 of the SEC Release No. 34-70073 and that Alphasource Capital Securities, LLC does not, directly or indirectly receive, hold, or owe funds or securities for or to customers other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and Alphasource Capital Securities, LLC does not carry accounts of customers and Alphasource Capital Securities, LLC does not carry proprietary accounts as defined in Rule 15c3-3. Alphasource Capital Securities, LLC stated that it has met the requirements to operate pursuant to Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year without exception, or, with exception as noted in the Representation Letter of Exemption. Alphasource Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alphasource Capital Securities, LLC's compliance with its operations as such pertain to its operations under Footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 2, 2023

Alphasource Capital Securities, LLC
<u>Supplementary Customer Protection Exemption Letter</u>
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2022

AlphaSource Capital Securities LLC
35 Walker Ave
East Quogue, NY 11942

Alphasource Capital Securities, LLC's Exemption Report

January 09, 2023

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Alphasource Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. **The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and**

2. **The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: *(include all that apply, for example)***

(1) effecting private placement securities transactions where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients,

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subcriptions on a subcription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alphasource Capital Securities, LLC

I, Noelle-Claire LeCann, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President

Tuttle & Bond, PLLC
Certified Public Accountants

Alphasource Capital Securities, LLC

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7

Alphasource Capital Securities, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2022, which were agreed to by Alphasource Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Alphasource Capital Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Alphasource Capital Securities, LLC's management is responsible for Alphasource Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting the Company paid $2,172 in late fee penalty, which was added to their payments to SIPC.
2. Compared audited Total Revenue for the period of January 01, 2022 through December 31, 2022 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting an errant entry on the line for total revenue but total assessable revenue was properly noted.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 2, 2023

Alphasource Capital Securities, LLC
Supplementary Agreed Upon Procedures Report SIPC Reconciliation
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2022

AlphaSource Capital Securities LLC
December 31, 2022
SIPC 7 Reconciliation

Total Due - SIPC 7	$ 7,194				
Late Fee Applied	$ 2,173				
Balance Due after SIPC 6 Payment and Applied Overpayment	$ 417				
		Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$ 8,950	October 25, 2022	Wire	SIPC
Paid with SIPC 7	$ 417	January 27, 2023	Wire	SIPC
Total Paid	$ 9,367			
Reconciled Difference (Overpayment) Underpayment	$ (0)			